Exhibit 99.13

BPER Bank Luxembourg S.A.

30, Boulevard Royal,

L-2449 LUXEMBOURG

(the “Depositary”) 16 May 2022

Dear Sirs,

VDA Group S.p.A. – Notice of Pledge

We hereby give you notice that all of the shares of VDA Group S.p.A. owned by VDA Holding S.A. and deposited in the name of VDA Holding S.A. with you in the account LU55 2981 0000 0005 6707 (the “Account”), have been pledged in favour of Nomadix Holdings LLC pursuant to a share pledge agreement entered into by exchange of commercial correspondence on 16 May 2022 between Nomadix Holdings LLC on the one part, and VDA Holding S.A., on the other part (the “Pledge Agreement”). The Pledge Agreement is hereby attached for your ease of reference.

The full data of the beneficiary of the pledge (the “Pledgee”) for your records are as follows:

- Nomadix Holdings LLC, a limited liability company duly organized and existing under the laws of Delaware (USA), with registered address at 1209 Orange St., New Castle, WILMINGTON, DE 19801, with the Delaware Business Registry File Number 7506079.

We hereby irrevocably instruct you to proceed with the update of your records and, also in accordance with Article 5 of the Law on Financial Collateral, make all and every registration on the Account and in relation to the shares in order to perfect the pledge.

We irrevocably instruct you, in accordance with Article 5 of the Law on Financial Collateral, to act in compliance with the Pledgee’s instructions relating to the Shares and without any further agreement or confirmation by the Pledgor.

The pledge secures the Secured Obligations (as defined in the above mentioned Pledge Agreement).

The rights to vote and receive dividends are regulated by Clause 6 (Voting Rights and Dividends) of the abovementioned Pledge Agreement. In particular, until the occurrence of an Event of Default (as notified by the Pledgee), the voting rights relating to the pledged shares in the shareholders’ meetings of the Company and the rights to dividends, to distribution and to interests relative to the above shares shall continue to be vested into the Pledgor, all pursuant to Clause 6 (Voting Rights and Dividends) of the Pledge Agreement. Occurrence of an Event of Default will be promptly notified in writing to you by email from the following address: jack@gatewh.com by the Pledgee, in the person of Mr. Jack Brannelly in his capacity as General Counsel of the Pledgee, or by any other person(s) indicated to you from time to time by the Pledgee as its authorized representative(s). It remains agreed that a written communication by the Pledgee shall be considered conclusive as between the Pledgor and the Depositary.

Upon notification of an Event of Default by the Pledgee, any rights to dividends, to distribution and to interests relative to the above shares shall be paid exclusively to the pledgee, on that bank account that the Pledgee shall indicate for such purpose.

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We may dispose of the shares only by written consent of the Pledgee. As a consequence, failing such consent shown to you, no order for the sale of the shares may be carried out by you. Please acknowledge receipt of this notice confirming that the pledge over the mentioned shares in VD Group S.p.A. has been duly noted in your records and over the Account and please provide the Pledgee an excerpt therefrom.

Best regards,

For VDA Holding S.A.

___________________________

Name: Giorgio BIANCHI

Title: Director

___________________________

Name: Tiffany HALSDORF

Title: Director

For Nomadix Holdings LLC

___________________________

Name: Edward Linn HELVEY

Title: Manager

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